Exhibit 99.1

AMTD Digital’s Subsidiary TGE Plans London Stock Exchange’s Secondary Listing

Nov 24, 2025, 09:52 ET

PARIS and NEW YORK and SINGAPORE, Nov. 24, 2025 /PRNewswire/ -- The Generation Essentials Group (“TGE” or the “Company”, NYSE: TGE) announces that it plans to pursue a secondary listing on the London Stock Exchange plc (“LSE”).

Pursuant to this proposed listing, subject to regulatory procedures upon applications being made, Class A Ordinary Shares of TGE will be admitted to trading on the Main Market for listed securities of the LSE.

The proposed listing on the LSE is intended to benefit TGE’s geographically diverse shareholder base, increase share trading liquidity, and further establish its profile in a key growth market. TGE believes that a London listing aligns with its business presence and strategy across UK and Europe, as well as internationally, reinforcing its commitment to these regions, and will complement its existing listing on the New York Stock Exchange.

This announcement does not constitute an offer or invitation to any person to subscribe for or purchase any securities in any jurisdiction.

TGE will provide further updates as appropriate and upon further progress and developments in accordance applicable disclosure rules.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For The Generation Essentials Group:
IR Office
The Generation Essentials Group
EMAIL: tge@amtd.world